SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco Holdings S.A.

Individual and Consolidated
Quarterly Information
for the Quarter Ended
March 31, 2008 and
Auditors’ Independent Report

(A free translation of the original in Portuguese)

Review Report of Independent Auditors

To the Stockholders and Board of Directors
Unibanco Holdings S.A.

1
We have reviewed the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarter ended March 31, 2008, including the balance sheet, the statements of income, cash flows and added value, the performance report and the explanatory notes. This information is the responsibility of the Company’s management.

2
Our reviews was conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the company.

3
Based on our review, we are not aware of any material modifications which should be made to the aforementioned Quarterly Information for it to be in conformity with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information

4
As mentioned in Note 24(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law) generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes it introduced depend on regulation in order to be fully applied by companies. Accordingly, in this transition phase, the Brazilian Securities Commission, through its Instruction No. 469, established standards for applying this law in the preparation of the interim accounting information. The accounting information included in the Quarterly Information at March 31, 2008 contemplates the changes in accounting practices mentioned in Note 24(c), which did not result in significant effects on the Quarterly Information.

5
The ITR also includes accounting information for December 31, 2007. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of that date and for the year then ended, on which we issued an unqualified opinion dated February 13, 2008.

São Paulo, May 7, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese) SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	DATE – MARCH 31, 2008

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3584-1980	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3584-1585	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 22th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3584-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3584-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2008	Dec 31, 2008	1	Jan 1, 2008	Mar 31, 2008	4	Oct 31, 2007	Dec 31, 2007

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sérgio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER March 31, 2008	2 - PRIOR QUARTER December 31, 2007	3 - SAME QUARTER PRIOR YEAR March 31, 2007
Paid-Up Capital
1 – Common	553,735,904	553,735,904	553,735,904
2 – Preferred	1,089,851,783	1,089,851,783	1,089,851,783
3 – Total	1,643,587,687	1,643,587,687	1,643,587,687
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	18,933,276	15,798,287	14,694,769
6 – Total	18,933,276	15,798,287	14,694,769

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 3240 – Administration Participation - Banks
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	12/28/2007	Interest on own capital	01/31/2008	ON	0.0337633000
02	RCA	12/28/2007	Interest on own capital	01/31/2008	PN	0.0337633000
03	RCA	12/28/2007	Interest on own capital	01/31/2008	ON	0.1711095000
04	RCA	12/28/2007	Interest on own capital	01/31/2008	PN	0.1711095000
05	RCA	03/27/2008	Interest on own capital	04/30/2008	ON	0.0337633000
06	RCA	03/27/2008	Interest on own capital	04/30/2008	PN	0.0337633000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE May 8, 2008	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March 31, 2008	December 31, 2007
CURRENT ASSETS	209,938	428,686
Cash and due from banks	2	1
Demand deposits	2	1
Financial Assets (Note 4)	42,400	17,942
Other Credits	167,536	410,743
Interest on own capital receivable	162,639	390,120
Income tax and social contribution carryforwards	4,890	20,621
Accounts reveceivable	7	2

LONG-TERM ASSETS	277,469	257,451
Financial Assets (Note 4)	196,698	183,319
Other credits	80,771	74,132
Deferred income	80,771	74,131
Accounts reveceivable	-	1

PERMANENT ASSETS	7,099,011	6,882,894
Investments	7,099,011	6,882,894
Subsidiary companies (Note 9(a))	7,099,011	6,882,894
-Local	7,099,011	6,882,894

TOTAL	7,586,418	7,569,031

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	March 31, 2008	December 31, 2007
CURRENT LIABILITIES	161,109	380,594
Interest on own capital payable (Note 17)	139,844	332,860
Other liabilities	21,265	47,734
Accounts payable - taxes	21,261	47,729
Accounts payable	4	5

LONG-TERM LIABILITIES	228,255	217,878
Provisions	228,255	217,878
Provision for tax litigation (Note 14)	228,255	217,878

STOCKHOLDERS' EQUITY (Note 17)	7,197,054	6,970,559
Capital:	4,555,376	4,555,376
-Local residents	2,085,303	2,089,981
-Foreign residents	2,470,073	2,465,395
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	2,828	2,840
Revenue reserves	2,226,850	2,226,850
Unrealized gains and losses - marketable securities and
derivative financial instruments	(67,696)	(38,252)
Treasury stock	(122,194)	(121,814)
Retained earnings	256,331	-

TOTAL	7,586,418	7,569,031

The accompanying notes are an integral part of this quarterly information

INDIVIDUAL STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From January 1, 2008	From January 1, 2007
	to March 31, 2008	to March 31, 2007
Operating income (expenses)	401,644	308,847
Personnel and other administrative expenses	(511)	(1,013)
Other operating income	13,313	7,989
Financial income (Note 18(a))	13,313	7,989
Other operating expenses	(19,751)	(15,866)
Financial transactions and other taxes	(19,751)	(15,866)
Equity in results of subsidiary companies (Note 9 (a))	408,593	317,737

OPERATING INCOME	401,644	308,847

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	401,644	308,847

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19 (b))	(5,468)	(1,618)
Provision for income tax	(5,411)	(5,132)
Provision for social contribution	(1,950)	(1,850)
Deferred tax asset change	1,893	5,364

NET INCOME	396,176	307,229

Number of outstanding shares (Note 17(a))	1,624,654,411	1,628,892,918
Net income per share: R$	0.24	0.19

The accompanying notes are an integral part of this quarterly information

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

ASSETS	March 31, 2008	December 31, 2007
CURRENT ASSETS	113,564,664	110,006,953
Cash and due from banks	57,893,241	56,600,408
Demand deposits	3,463,997	4,430,425
Interbank investments (Note 4)	32,298,423	36,437,215
Marketable securities and derivative financial instruments (Note 5)	22,130,821	15,732,768
Credits	47,000,367	45,773,962
Lending operations (Note 6(a))	33,440,991	31,773,630
Allowance for losses on lending (Note 6(d))	(2,181,817)	(2,132,791)
Leasing operations (Note 6(a))	2,976,376	2,587,992
Allowance for losses on leasing (Note 6(d))	(97,326)	(78,322)
Other credits (Note 7)	12,934,647	13,737,623
Allowance for losses on other credits (Note 6(d))	(72,504)	(114,170)
Other	8,671,056	7,632,583
Interbank accounts	7,781,679	6,797,072
Interdepartmental accounts	46,282	34,390
Other assets (Note 8)	843,095	801,121

LONG-TERM ASSETS	40,131,920	37,361,145
Interbank investments (Note 4)	1,101,083	1,235,037
Marketable securities and derivative financial instruments (Note 5)	9,750,540	10,240,894
Credits	28,272,735	25,007,840
Lending operations (Note 6(a))	18,783,444	16,474,101
Allowance for losses on lending (Note 6(d))	(544,135)	(540,141)
Leasing operations (Note 6(a))	4,470,306	3,935,958
Allowance for losses on leasing (Note 6(d))	(149,818)	(121,406)
Other credits (Note 7)	5,718,554	5,266,173
Allowance for losses on other credits (Note 6(d))	(5,616)	(6,845)
Other	1,007,562	877,374
Interbank accounts	56,775	56,060
Other assets (Note 8)	950,787	821,314

PERMANENT ASSETS	2,600,372	2,323,599
Investments	989,071	734,533
Associated companies (Note 9 (a) and (b))	332,898	318,629
- Local	332,898	318,629
Goodwill on acquisitions of subsidiary companies	210,697	257,569
Other investments	504,001	216,658
Allowance for losses	(58,525)	(58,323)
Fixed assets (Note 10)	855,648	843,078
Deferred charges	755,653	745,988

TOTAL	156,296,956	149,691,697

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais

LIABILITIES	March 31, 2008	December 31, 2007
CURRENT LIABILITIES	89,842,893	90,625,146
Other	89,842,893	90,625,146
Deposits (Note 11)	27,642,875	32,491,894
Securities sold under repurchase agreements	19,628,445	18,908,955
Resources from securities issued (Note 12)	2,008,370	1,946,322
Interbank accounts	1,316,353	136,563
Interdepartmental accounts	455,217	627,606
Local borrowings (Note 13)	110,585	110,376
Foreign borrowings (Note 13)	5,429,389	6,089,413
Local onlendings (Note 13)	2,928,385	2,817,441
Foreign onlendings (Note 13)	1,409	2,286
Derivative financial instruments (Note 5(f))	4,130,009	3,115,439
Other liabilities (Note 15)	26,191,856	24,378,851

LONG-TERM LIABILITIES	51,547,667	45,151,041
Other	51,547,667	45,151,041
Deposits (Note 11)	14,562,391	13,012,861
Securities sold under repurchase agreements	9,787,320	8,107,746
Resources from securities issued (Note 12)	4,235,979	2,654,281
Local borrowings (Note 13)	205	237
Foreign borrowings (Note 13)	1,568,006	1,518,822
Local onlendings (Note 13)	6,266,022	5,792,699
Foreign onlendings (Note 13)	3,919	5,297
Derivative financial instruments (Note 5(f))	671,194	805,552
Other liabilities (Note 15)	14,452,631	13,253,546

DEFERRED INCOME	75,590	56,888
MINORITY INTERESTS	7,633,752	6,888,063
STOCKHOLDERS' EQUITY (Note 17)	7,197,054	6,970,559
Capital:	4,555,376	4,555,376
-Local residents	2,085,303	2,089,981
-Foreign residents	2,470,073	2,465,395
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	2,828	2,840
Revenue reserves	2,226,850	2,226,850
Unrealized gains and losses - marketable securities and derivative financial instrumen	(67,696)	(38,252)
Treasury stocks	(122,194)	(121,814)
Retained earnings	256,331	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	14,830,806	13,858,622

TOTAL	156,296,956	149,691,697

The accompanying notes are an integral part of this quarterly information

CONSOLIDATED STATEMENTS OF INCOME	Corporate Legislation
Amounts expressed in thousands of Reais, except per share data

	From January 1, 2008	From January 1, 2007
	to March 31, 2008	to March 31, 2007
REVENUES	4,986,236	4,074,003
Lending operations	2,931,013	2,472,464
Leasing operations	269,004	90,510
Marketable securities	975,100	1,073,653
Financial results from insurance, pension plans and annuity products	222,468	281,639
Derivative financial instruments	401,993	(80,737)
Foreign exchange transactions	61,315	129,024
Compulsory deposits	125,343	107,450
EXPENSES	(2,769,601)	(2,186,170)
Deposits and securities sold	(1,730,846)	(1,203,475)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(163,118)	(198,035)
Borrowings and onlendings	(245,678)	(260,428)
Provision for credits losses (Note 6(f))	(629,959)	(524,232)
GROSS PROFIT	2,216,635	1,887,833
OTHER OPERATING INCOME (EXPENSES)	(1,113,729)	(979,187)
OTHER OPERATING INCOME	2,273,527	2,248,745
Services rendered	913,625	868,853
Insurance, annuity products and retirement plans premiums	1,309,464	1,308,266
Other operating income (Note 18(a) and (b))	50,438	71,626
OTHER OPERATING EXPENSES	(3,394,716)	(3,238,648)
Changes in technical provision for insurance, annuity products
and retirement plans	(521,561)	(554,779)
Insurance claims	(334,794)	(302,641)
Private retirement plans benefits expenses	(8,988)	(95,807)
Selling, other insurance and private retirement plans expenses	(262,527)	(202,467)
Credit card selling expenses	(82,243)	(66,571)
Salaries, benefits, training and social security	(604,258)	(541,060)
Other administrative expenses	(850,635)	(843,567)
Financial transaction and other taxes (Note 14)	(320,559)	(304,274)
Other operating expenses (Note 18(c))	(409,151)	(327,482)
EQUITY IN THE RESULTS OF ASSOCIATED
COMPANIES (Note 9 (a) and (b))	7,460	10,716
OPERATING INCOME	1,102,906	908,646
Non-operating income (expense)	27,390	(242)
INCOME BEFORE TAXES AND PROFIT SHARING	1,130,296	908,404
INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(203,957)	(211,361)
Provision for income tax	(381,381)	(152,004)
Provision for social contribution	(106,173)	(57,981)
Deferred tax asset	283,597	(1,376)
PROFIT SHARING	(143,370)	(107,740)
Management	(8,863)	(8,104)
Employees	(134,507)	(99,636)
NET INCOME BEFORE MINORITY INTEREST	782,969	589,303

MINORITY INTEREST	(386,793)	(282,074)

NET INCOME	396,176	307,229

Number of outstanding shares (Note 17(a))	1,624,654,411	1,628,892,918
Net income per share: R$	0.24	0.19

The accompanying notes are an integral part of this quarterly information

INDIVIDUAL STATEMENTS OF CASH FLOW	Corporate Legislation
Amounts expressed in thousand of Reais

Quarter ended
March 31,2008
Operating activities
Net income for the period	396,176
Equity in results of subsidiary companies	(408,593)
Deferred taxes	(1,893)
Changes in assets and liabilities
Decrease (increase) in interbank deposits	7,273
Decrease (increase) in marketable securities	(45,110)
Decrease (increase) in other credits and other assets	15,726
Increase (decrease) in other liabilities	(20,838)
Net cash used in operating activities	(57,259)

Investing activities
Interest on own capital received from subsidiary company	390,120
Net cash provided by investing activities	390,120

Financing activities
Interest on own capital paid	(332,860)
Net cash used in financing activities	(332,860)

Increase in cash and due from banks	1

Cash and due from banks at the beginning of the period	1
Cash and due from banks at the end of the period	2
Increase in cash and due from banks	1

The accompanying notes are an integral part of this quarterly information

CONSOLIDATED STATEMENTS OF CASH FLOW	Corporate Legislation
Amounts expressed in thousands of Reais

Quarter ended
March 31, 2008
Operating activities
Net income for the period	396,176
Provision for loan losses	57,541
Technical provisions for insurance, annuity products
and retirement plans	521,561
Deferred taxes	(283,597)
Foreclosed assets provision	4,708
Losses on sale of foreclosed assets and fixed assets	1,047
Amortization of goodwill on subsidiaries acquired	33,697
Equity in results of subsidiary and associated companies	(7,460)
Gain on sale of investments	(35,852)
Depreciation and amortization	90,585
Minority interest	386,793
Changes in assets and liabilities
Decrease (increase) in interbank investments	4,272,746
Decrease (increase)in marketable securities and
derivative financial instruments	(5,945,288)
Decrease (increase) in Central Bank compulsory deposits	44,987
Net change in interbank and interdepartmental accounts	(34,800)
Decrease (increase) in lending operations	(3,987,807)
Decrease (increase) in leasing operations	(946,745)
Net change in foreign exchange portfolio	(1,411,756)
Decrease (increase) in other credits and other assets	1,152,825
Increase (decrease) in other liabilities	4,307,057
Increase (decrease)in deferred income	18,702
Net cash used in operating activities	(1,364,880)
Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	164
Proceeds from sale of foreclosed assets	15,884
Purchase of/capital increase on investments in subsidiary and
associated companies	(6,985)
Goodwill on acquisition of subsidiary companies	(1,491)
Proceeds of/capital decrease on investiments in subsidiary and
associated companies	50,519
Purchase of other investments	(288,778)
Proceeds of investments	1,635
Purchase of fixed assets	(49,184)
Proceeds from sale of fixed assets	1,018
Deferred charges	(64,656)
Minority interest	358,896
Net cash provided by investing activities	17,022
Financing activities
Increase (decrease) in deposits	(3,299,489)
Increase (decrease)in securities sold under repurchase agreements	2,399,064
Increase (decrease)in resources from securities issued	1,643,746
Increase (decrease)in borrowings and onlending in Brazil – Governmental
agencies	(28,651)
Net change in treasury stock	(380)
Dividends paid	(332,860)
Net cash provided by financing activities	381,430
Decrease in cash and due from banks	(966,428)
Cash and due from banks at the beginning of the period	4,430,425
Cash and due from banks at the end of the period	3,463,997
Decrease in cash and due from banks	(966,428)

The accompanying notes are an integral part of this quarterly information

Value Added Statement	Corporate Legislation
Amounts expressed in thousands of Reais

	Parent Company		Consolidated

			March 31, 2008

Value Added Breakdown
Gross profit from financial intermediation	-	-	2,216,635	132.9%
Services rendered	-	-	913,625	54.8%
Other income and other expenses	421,395	100.0%	(1,461,940)	-87.6%

Total Value Added	421,395	100.0%	1,668,320	100.0%
	-	-
Human Resources	-	-	647,283	38.8%
Salaries	-	-	513,792	30.8%
Charges	-	-	44,437	2.7%
Benefits	-	-	89,054	5.3%
	-	-
Government	25,219	6.0%	624,861	37.5%
Financial transaction and other taxes	19,751	4.7%	320,559	19.2%
Income tax and social contribution	5,468	1.3%	203,957	12.2%
INSS on salaries	-	-	100,345	6.0%
	-	-
Dividends and Interest on Own capital	139,845	33.2%	139,845	8.4%

Profit Reinvestment	256,331	60.8%	256,331	15.4%

Total	421,395	100.0%	1,668,320	100.0%

The accompanying notes are an integral part of this quarterly information

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date - March 31, 2008

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União de Bancos Brasileiros S.A. and its foreign branch, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 9.

The quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of instruments. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The quarterly information of March 31, 2008 contemplates the statements of cash flows and value added.

The statement of income for the quarter ended March 31, 2007 has been reclassified for the purpose of better comparability in respect of: (i) the foreign subsidiary companies’ exchange variations in the amount of R$171,751 from “Other Operational Expenses” to ”Derivative Financial instruments” and (ii) according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB nº 003/08 the amount of R$87,420 from “Private Retirement Plans Benefit Expenses” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law 11,638 at December 29, 2007, mentioned in Note 24 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight- line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent at the operation date beginning for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders equity of the associated companies, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 9(c). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall, the provision for insufficient premiums (PIP) is increased.

The Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The Provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

“Interbank investments”, include, in Parent Company, investments in debentures in the amount of R$56,199 (December 31, 2007 – R$63,472) and interbank deposits in the amount of R$182,899 (December 31, 2007 – R$137,789).

		Consolidated

	March 31,	December 31,
	2008	2007
Securities purchased under resale agreements	26,770,907	31,067,884
Own position	6,808,102	15,969,789
- Financial treasury bills	1,537,290	2,881,265
- Treasury bills	4,813,443	10,657,971
- Treasury notes	407,981	2,387,817
- Other	49,388	42,736
Financial Position	19,962,805	15,098,095
- Financial treasury bills	4,088,301	-
- Treasury bills	15,707,623	12,119,480
- Treasury notes	157,101	2,968,589
- Other	9,780	10,026
Interbank deposits	6,551,227	6,558,641
Foreign currency investments	77,372	45,727
Total	33,399,506	37,672,252
Current	32,298,423	36,437,215
Long-term	1,101,083	1,235,037

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Consolidated

	March 31,	December 31,
	2008	2007
Assets
Trading assets	11,820,768	10,630,358
Available for sale	13,854,516	10,696,812
Held to maturity	2,741,220	2,409,997
Subtotal	28,416,504	23,737,167
Derivative financial instruments	3,464,857	2,236,495
Total	31,881,361	25,973,662
Current	22,130,821	15,732,768
Long-term	9,750,540	10,240,894

Liabilities
Derivative financial instruments	4,801,203	3,920,991
Total	4,801,203	3,920,991
Current	4,130,009	3,115,439
Long-term	671,194	805,552

(b) Trading assets

				Consolidated

	March 31, 2008		December 31, 2007

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	6,117,953	6,052,063	5,699,563	5,678,818
Treasury bills	3,104,290	3,098,176	2,645,380	2,636,840
Financial treasury bills	293,068	293,174	371,852	371,884
Treasury notes	2,717,921	2,658,158	2,602,326	2,571,519
Other	2,674	2,555	80,005	98,575
Brazilian sovereign bonds	68,576	68,490	124,254	124,026
Foreign government	2,676,688	2,658,590	1,761,339	1,758,024
Bank debt securities	812 ,385	812,278	876,426	876,131
Eurobonds	46,733	46,626	27,916	27,621
Time deposits	765,652	765,652	848,510	848,510
Corporate debt securities	445,401	448,705	441,034	443,855
Debentures	295,061	297,205	308,135	312,278
Eurobonds	150,340	151,500	132,899	131,577
Mutual funds	553 ,963	553,963	630,222	630,222
Marketable e quity securities	1,270,117	1,226,679	1,102,998	1,119,282
Total	11,945,083	11,820,768	10,635,836	10,630,358

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Consolidated

		March 31, 2008			December 31, 2007

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	7,576,082	(139,636)	7,436,446	4,729,056	(90,402)	4,638,654
Financial treasury bills	729,024	436	729,460	665,144	175	665,319
Treasury bills	4,777,086	(41,480)	4,735,606	2,595,165	(25,670)	2,569,495
Treasury notes	2,025,209	(91,070)	1,934,139	1,424,483	(57,224)	1,367,259
Treasury Bonds	2,925	(649)	2,276	3,125	(752)	2,373
Other	41,838	(6,873)	34,965	41,139	(6,931)	34,208
Foreign government	1,157,794	(6,860)	1,150,934	1,494,619	(9,378)	1,485,241
Brazilian sovereign bonds	1,347,377	(1,486)	1,345,891	1,379,717	10,819	1,390,536
Bank debt securities	754,397	913	755,310	371,823	8	371,831
Debentures, eurobonds and other	754,397	913	755,310	371,823	8	371,831
Corporate debt securities	2,942,910	17,772	2,960,682	2,519,125	43,585	2,562,710
Debentures, eurobonds and other	2,942,910	17,772	2,960,682	2,519,125	43,585	2,562,710
Mutual funds	17,742	-	17,742	16,338	-	16,338
Marketable equity securities	330,921	(143,410)	187,511	315,403	(83,901)	231,502
Total	14,127,223	(272,707)	13,854,516	10,826,081	(129,269)	10,696,812

(ii) By maturity:

			Consolidated

		March 31, 2008	December 31, 2007

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	750,547	751,435	884,248	886,600
Between 3 months and 1 year	6,552,460	6,535,723	2,630,582	2,625,467
Between 1 and 3 years	3,571,423	3,522,352	3,283,055	3,265,025
Between 3 and 5 years	991,631	993,250	1,198,451	1,200,997
Between 5 and 15 years	1,476,820	1,441,791	1,040,503	1,015,675
More than 15 years	435,679	404,712	1,457,501	1,455,208
No stated maturity (1)	348,663	205,253	331,741	247,840
Total	14,127,223	13,854,516	10,826,081	10,696,812
____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	March 31,	December 31,
	2008	2007

Issuer/Type of investment	Amortized cost

Federal government	1,665,274	1,241,218
Treasury notes	1,665,052	1,240,976
Other	222	242
Brazilian sovereign bonds	1,054,499	1,133,164
Bank debt securities	17,229	9,234
Eurobonds and other	17,229	9,234
Corporate debt securities	4,218	26,381
Eurobonds and other	4,218	26,381
Total	2,741,220	2,409,997
Fair value	3,081,682	2,761,988

(ii) By maturity:

		Consolidated

	March 31,	December 31,
	2008	2007

Maturity		Amortized cost

Less than 3 months	112,597	102,856
Between 3 months and 1 year	8,719	98,903
Between 1 and 3 years	289,794	293,961
Between 3 and 5 years	253,823	256,705
Between 5 and 15 years	1,410,029	1,037,055
More than 15 years	666,258	620,517
Total	2,741,220	2,409,997

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fairvalue

	March31,	December31,	March31,	March31,	March31,	December31,
	2008	2007	2008	2008	2008	2007

Futures contracts	131,425,666	109,533,888	-	-	-	-
Purchase	54,113,039	51,513,017	-	-	-	-
Currencies	853,154	1,214,819	-	-	-	-
Interbank interest rate	53,220,156	50,261,013	-	-	-	-
Other	39,729	37,185	-	-	-	-
Sale	77,312,627	58,020,871	-	-	-	-
Currencies	11,479,397	8,360,103	-	-	-	-
Interbank interest rate	65,738,468	49,615,871	-	-	-	-
Other	94,762	44,897	-	-	-	-
Swap contracts	24,860,898	21,504,410	(989,737)	134,148	(855,589)	(816,429)
Assets	14,531,973	12,050,016	960,070	246,843	1,206,913	797,038
Currencies	1,291,140	996,446	59,736	36,317	96,053	28,006
Fixed interest rate	3,481,732	1,047,480	280,562	100,680	381,242	60,607
Interbank interest rate	6,622,902	6,760,893	529,060	23,094	552,154	543,225
Other	3,136,199	3,245,197	90,712	86,752	177,464	165,200
Liabilities	10,328,925	9,454,394	(1,949,807)	(112,695)	(2,062,502)	(1,613,467)
Currencies	1,360,127	1,302,343	(194,705)	(93)	(194,798)	(193,139)
Fixed interest rate	2,956,079	3,900,472	(1,281,720)	(5,470)	(1,287,190)	(1,263,662)
Interbank interest rate	3,234,042	2,592,351	(106,344)	(24,290)	(130,634)	(92,192)
Other	2,778,677	1,659,228	(367,038)	(82,842)	(449,880)	(64,474)
Third curve swap contracts	3,792,834	3,115,893	(245,162)	(56,666)	(301,828)	(208,676)
Assets	2,074,549	1,965,680	51,755	(8,011)	43,744	40,565
Currencies	876,821	989,758	48,396	(32,542)	15,854	24,736
Fixed interest rate	480,451	572,040	2,314	2,215	4,529	2,522
Interbank interest rate	564,984	363,592	550	20,605	21,155	12,755
Other	152,293	40,290	495	1,711	2,206	552
Liabilities	1,718,285	1,150,213	(296,917)	(48,655)	(345,572)	(249,241)
Currencies	1,244,369	536,173	(10,531)	(23,850)	(34,381)	(13,427)
Fixed interest rate	312,996	372,777	(284,851)	(22,279)	(307,130)	(234,820)
Interbank interest rate	148,671	241,263	(1,405)	(2,467)	(3,872)	(994)
Other	12,249	-	(130)	(59)	(189)	-
Forward contracts	6,151,936	5,190,347	(154,904)	74,819	(80,085)	(186,147)
Assets	3,370,106	2,146,697	711,772	26,029	737,801	411,232
Currencies	2,784,969	1,441,358	40,890	33,832	74,722	42,357
Fixed interest rate	369,151	671,246	22,454	(3,622)	18,832	67,454
Stocks	75,219	33,514	458,305	(4,152)	454,153	300,788
Other	140,767	579	190,123	(29)	190,094	633
Liabilities	2,781,830	3,043,650	(866,676)	48,790	(817,886)	(597,379)
Currencies	1,918,684	2,535,757	(254,474)	29,206	(225,268)	(293,087)
Fixed interest rate	437,301	237,729	(46,565)	(1,183)	(47,748)	(36,871)
Stocks	376,489	270,164	(375,514)	20,758	(354,756)	(266,842)
Other	49,356	-	(190,123)	9	(190,114)	(579)
Option contracts	450,536,458	367,866,625	79,647	(213,931)	(134,284)	(362,964)
Purchased options	243,668,564	195,169,250	1,275,590	23,568	1,299,158	924,561
Purchase of purchased options	150,004,985	129,919,940	1,123,705	87,993	1,211,698	740,854
Currencies	64,352,940	31,793,622	433,515	(30,867)	402,648	93,502
Interbank interest rate	83,122,300	96,970,878	389,386	141,848	531,234	472,016
Stocks	1,931,231	1,037,082	271,873	(2,728)	269,145	169,325
Other	598,514	118,358	28,931	(20,260)	8,671	6,011
Purchase of sold option	93,663,579	65,249,310	151,885	(64,425)	87,460	183,707
Currencies	35,212,911	17,274,440	102,792	(41,633)	61,159	86,125
Interbank interest rate	58,334,568	47,953,085	29,051	(17,929)	11,122	92,825
Stocks	6,558	1,755	8,658	(2,091)	6,567	1,765
Other	109,542	20,030	11,384	(2,772)	8,612	2,992
Sale position	206,867,894	172,697,375	(1,195,943)	(237,499)	(1,433,442)	(1,287,525)
Sale of purchased options	101,032,682	59,773,597	(738,282)	(440,008)	(1,178,290)	(802,719)
Currencies	46,593,936	8,121,843	(432,525)	(340,576)	(773,101)	(481,342)
Interbank interest rate	53,835,530	51,600,108	(251,473)	(121,962)	(373,435)	(290,156)
Stocks	25,415	19,989	(28,929)	3,516	(25,413)	(19,990)
Other	577,801	31,657	(25,355)	19,014	(6,341)	(11,231)
Sale of sold option	105,835,212	112,923,778	(457,661)	202,509	(255,152)	(484,806)
Currencies	44,664,275	52,982,477	(365,896)	134,934	(230,962)	(376,614)
Interbank interest rate	61,111,491	59,932,955	(76,903)	65,143	(11,760)	(99,846)
Stocks	1,718	2,080	(2,676)	958	(1,718)	(2,080)
Other	57,728	6,266	(12,186)	1,474	(10,712)	(6,266)
Other derivative financial
instruments(*)	13,239,248	8,812,672	42,885	(7,445)	35,440	(110,280)
Assets position	7,617,389	2,707,871	172,470	4,771	177,241	63,099
Liabilities position	5,621,859	6,104,801	(129,585)	(12,216)	(141,801)	(173,379)

		Assets	3,171,657	293,200	3,464,857	2,236,495
		Liabilities	(4,438,928)	(362,275)	(4,801,203)	(3,920,991)
___________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Consolidated

				March 31, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	52,823,682	62,098,407	13,256,392	3,247,185	131,425,666
Swap contracts	4,015,958	11,533,149	4,147,872	5,163,919	24,860,898
Third curve swap contracts	1,423,497	1,545,800	505,086	318,451	3,792,834
Forward contracts	2,984,364	2,031,023	976,037	160,512	6,151,936
Option contracts
Purchased position	58,020,248	182,954,028	911,867	1,782,421	243,668,564
Sale position	68,181,798	138,450,071	236,025	-	206,867,894
Other derivative financial instruments	10,591,884	2,255,884	266,891	124,589	13,239,248

(iii) Nominal value by trade location:

					Consolidated

				March 31, 2008

			Over the
Contracts	BM&F	CETIP	counter (1)	Bovespa	Total
Future contracts	131,425,666	-	-	-	131,425,666
Swap contracts	6,926,140	12,556,645	5,378,113	-	24,860,898
Third curve swap contracts	-	3,362,225	430,609	-	3,792,834
Forward contracts	-	5,699,959	-	451,977	6,151,936
Option contracts
Purchased position	238,049,931	1,408,077	4,174,288	36,268	243,668,564
Sale position	199,483,871	356,460	6,991,256	36,307	206,867,894
Other derivative financial instruments	-	-	13,203,457	35,791	13,239,248
__________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

On March 31, 2008 the amounts pledged to guarantee BM&F transactions were R$1,470,378 and are comprised federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Consolidated

				March 31, 2008

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	143,712	534,362	250,607	278,232	1,206,913
Third curve swap contracts	11,080	21,324	9,927	1,413	43,744
Forward contracts	684,574	30,630	19,927	2,670	737,801
Option contracts	198,264	901,939	24,929	174,026	1,299,158
Other derivative financial instruments	143,397	27,044	6,768	32	177,241
Total	1,181,027	1,515,299	312,158	456,373	3,464,857

Liabilities
Swap contracts	90,643	1,776,845	119,973	75,041	2,062,502
Third curve swap contracts	158,656	159,250	3,643	24,023	345,572
Forward contracts	644,676	92,926	37,071	43,213	817,886
Option contracts	319,708	751,491	7,715	354,528	1,433,442
Other derivative financial instruments	52,722	83,092	4,408	1,579	141,801
Total	1,266,405	2,863,604	172,810	498,384	4,801,203

(v) Hedge Account

(a) On March 31, 2008 in consolidated, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by in Consolidated future transactions in the amount of R$23,145,052, swap contracts in the amount of R$1,492,433 and forward contracts in the amount of R$68,344, associated with future liabilities transaction with variations of interbank interest rate (CDI) and liabilities and assets instruments with exchange variance. These contracts presented on March 31, 2008 a loss net of applicable taxes and minority interest, in the amount R$23,446 in Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank, was not identified ineffective hedge to be accounted, during quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,965,988 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	March 31,	December 31,
	2008	2007
By type
Discounted loans and notes	27,084,012	24,586,009
Financing	15,731,072	14,851,742
Agricultural	1,773,110	1,696,224
Real estate loans	1,931,212	1,697,450
Credit card	5,705,029	5,416,306
Total lending operations	52,224,435	48,247,731

Leasing operations	7,446,682	6,523,950
Advances on exchange contracts (1)	1,598,212	1,653,356
Total leasing operations and
advances on exchange contracts	9,044,894	8,177,306

Guarantees honored	667	33,590
Other receivables (2)	4,883,161	4,976,421
Total other credits	4,883,828	5,010,011

Total risk	66,153,157	61,435,048

By maturity
Past-due for more than 15 days (Note 6 (d))	2,277,259	2,084,152
Falling due:
Less than 3 months (3)	21,133,781	21,355,681
Between 3 months and 1 year	19,385,354	17,479,398
Between 1 and 3 years	14,704,835	13,317,274
More than 3 years	8,651,928	7,198,543
Total risk	66,153,157	61,435,048
__________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 15 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated

	March 31, 2008		December 31, 2007

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,709,270	5.6	3,395,607	5.5
Food, beverages and tobacco	2,667,164	4.0	2,283,994	3.7
Paper, pulp and wood products	1,203,309	1.8	1,609,477	2.6
Basic metal industries	1,583,204	2.4	1,308,691	2.1
Production of machines and equipment	1,043,929	1.6	1,229,287	2.0
Extractive	2,360,019	3.6	1,212,926	2.0
Chemical and pharmaceutical	1,341,301	2.0	998,974	1.6
Automotive industry	863,622	1.3	775,097	1.3
Petroleum	926,150	1.4	755,130	1.2
Textiles, clothing and leather goods	1,254,888	1.9	596,968	1.0
Electronic and communications equipment	393,131	0.6	307,212	0.5
Rubber and plastic	392,208	0.6	364,785	0.6
Production of metal goods	352,162	0.5	299,920	0.5
Eletric and electronic	240,868	0.4	161,578	0.3
Other manufacturing industries	42,034	0.1	28,361	-
Subtotal	18,373,259	27.8	15,328,007	24.9
Retailers
Retail	3,925,302	5.9	3,474,887	5.7
Wholesale	3,322,059	5.0	3,218,797	5.2
Subtotal	7,247,361	10.9	6,693,684	10.9
Financial service
Financial companies	3,812,924	5.8	4,256,166	6.9
Insurance companies and private pension funds	452,357	0.7	7,507	-
Subtotal	4,265,281	6.5	4,263,673	6.9
Residential construction loans	726,502	1.1	652,943	1.1
Other services
Transportation	4,155,188	6.3	4,349,917	7.1
Construction	1,146,486	1.7	1,220,403	2.0
Real estate services	782,119	1.2	772,607	1.3
Post office and telecommunications	914,156	1.4	699,580	1.1
Agricultural	524,325	0.8	481,653	0.8
Health and social services	330,366	0.5	305,967	0.5
Association activities	240,844	0.4	220,064	0.4
Lodging and catering services	180,179	0.3	177,360	0.3
Cultural, sports and leisure activities	85,600	0.1	175,980	0.3
Education	112,762	0.2	122,297	0.2
Other services	1,749,994	2.6	1,878,166	3.1
Subtotal	10,222,019	15.5	10,403,994	17.1
Agriculture, livestock, forestry
and fishing	1,306,120	2.0	1,255,802	2.0
Individual
Credit card	8,885,795	13.4	8,859,900	14.4
Consumer loans	8,296,688	12.5	8,062,444	13.1
Lease financing	5,117,599	7.7	4,385,945	7.1
Residential mortgage loans	1,245,543	1.9	1,088,234	1.8
Other	466,990	0.7	440,422	0.7
Subtotal	24,012,615	36.2	22,836,945	37.1
Total	66,153,157	100.0	61,435,048	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

	March 31, 2008		December 31, 2007

Largest clients	Value	% total	Value	% total
10 largest clients	5,546,249	8.4	5,060,513	8.2
50 next largest clients	7,651,892	11.6	7,100,499	11.6
100 next largest clients	6,165,638	9.3	5,771,878	9.4
Other clients	46,789,378	70.7	43,502,158	70.8
Total	66,153,157	100.0	61,435,048	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

						Consolidated

						March 31, 2008

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	27,989,366	-	-	27,989,366	42.3	20,713
A	0.5	28,263,152	-	-	28,263,152	42.7	149,633
B	1.0	4,687,917	482,817	269,236	5,439,970	8.2	79,586
C	3.0	777,103	428,982	305,046	1,511,131	2.3	70,793
D	10.0	154,777	222,213	249,983	626,973	0.9	446,592
E	30.0	125,842	128,970	188,057	442,869	0.7	413,640
F	50.0	53,704	90,325	164,509	308,538	0.5	302,478
G	70.0	32,606	74,625	157,469	264,700	0.4	261,323
H	100.0	110,869	252,630	942,959	1,306,458	2.0	1,306,458
Total		62,195,336	1,680,562	2,277,259	66,153,157	100.0	3,051,216
% of total risk							4.6%

						Consolidated

						December 31, 2007

	% minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	26,245,334	-	-	26,245,334	42.7	20,174
A	0.5	26,236,276	-	-	26,236,276	42.7	139,207
B	1.0	4,212,426	377,004	207,063	4,796,493	7.8	69,427
C	3.0	789,967	345,657	201,448	1,337,072	2.2	105,806
D	10.0	192,059	185,394	183,246	560,699	0.9	433,245
E	30.0	80,322	111,969	174,811	367,102	0.6	341,291
F	50.0	47,612	83,274	147,359	278,245	0.5	273,472
G	70.0	33,441	64,412	146,479	244,332	0.4	241,558
H	100.0	95,860	249,889	1,023,746	1,369,495	2.2	1,369,495
Total		57,933,297	1,417,599	2,084,152	61,435,048	100.0	2,993,675
% of total risk							4.9%
__________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,001,383 (December 31, 2007 - R$972,966). These transactions relate to the active portfolio and credits written off, and were reclassified in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only reassessed to a higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

		Consolidated

	Quarter ended March 31,

	2008	2007
Balance at the beginning of the quarter	2,993,675	2,666,439
Increases	629,959	524,232
Loan charge-offs	(572,418)	(519,091)
Balance at the end of the quarter	3,051,216	2,671,580

Loan recoveries (1)	67,573	30,401
__________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Other Credits

				Consolidated

	March 31, 2008		December 31, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	667	-	33,590
Foreign exchange portfolio	4,710,396	477,163	4,022,023	494,013
Income receivable	509,033	93,309	426,008	82,841
Negotiation and intermediation of securities	337,446	-	822,150	-
Deferred taxes (See Note 19(a))	1,239,482	2,547,460	1,350,816	2,147,451
Receivables from credit card operations	3,198,564	-	3,472,335	-
Insurance premiums	1,288,301	-	1,246,914	-
Prepaid taxes	530,681	187,317	1,262,135	157,512
Sundry	1,120,744	2,412,638	1,135,242	2,350,766
Total	12,934,647	5,718,554	13,737,623	5,266,173

“Foreign exchange portfolio” includes R$3,743,837 (December 31, 2007 - R$3,074,560) of unsettled exchange purchases and R$1,415,506 (December 31, 2007 – R$1,412,023) of rights on foreign exchange sold, net of received advances.

“Other credit – sundry” includes, basically, credit card operations – in the amount o escrow deposits for civil and labor suits in the amount R$1,820,964 (December 31, 2007 – R$1,825,574); notes and credits receivable in the amount R$653,732 (December 31, 2007 – R$611,512); accounts receivable from temporary special administration regime in the amount of R$253,932 (December 31, 2007 – R$247,480); salary advances and other in the amount R$112,458 (December 31, 2007 - R$156,614) and receivables from purchase of assets in the amount R$33,142 (December 31, 2007 - R$37,009).

8. Other Assets

Represented mainly by prepaid expenses, as follows:

		Consolidated

	March 31,	December 31,
	2008	2007
Commissions and expenses on debt placements	54,728	58,150
Commissions on debt products	680,417	621,964
Exclusiving contracts for banking services	555,377	472,589
Advance of private pensions sponsor contributions	207,385	215,490
Others	88,791	60,773
Total	1,586,698	1,428,966
Current	635,911	607,652
Long-term	950,787	821,314

9. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
		Brasileiros S.A.

	March 31,	December 31,
	2008	2007
Information on investment for the period
Number of shares held (with no par value)
Common	1,467,184,984	1,467,184,984
Preferred	157,469,385	157,528,358
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.146	58.146
Stockholders’ equity	12,208,914	11,837,304
Capital	8,000,000	8,000,000

Net income for the quarter	740,695	827,073
Net income for the period	740,695	3,447,825

Investment value	7,099,011	6,882,894

Equity in results for the quarter	408,593	438,206
Equity in results for the quarter	408,593	1,898,438
_________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income.

	Number of shares
	or quotas (thousand)				Investment			Equity
	direct and indirect		(%) Percentage holding		amount		Adjusted net income	in results

	Common	Preferred		Stockholders equity	March 31	December 31,

					2008	2007		2008	2007
Investiments in Unibanco Consolidated

Associated Companies
IRB – Brasil Resseguros S.A.(Note
24(c))	-	117	11.723	1,894,293	222,068	224,564	25,591	3,000	9,536
AIG Brasil Companhia de Seguros	54.214	-	49.999	88,570	44,284	44,239	1,370	685	1,175
Other					66,546	49,826		3,775	5
Total					332,898	318,629		7,460	10,716

The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or

	quotas		(%)

	(in thousands)		Percentage	Adjusted	Adjusted

	direct and indirect		holding	stockholders	net income

	Common	Preferred	Consolidated	equity	(loss)
Investments of Unibanco
Subsidiary and Associated
Dibens Leasing S.A. – Arrendamento Mercantil (1)	819,143	-	99,999	6,620,960	165,633
Unipart Participações Internacionais Ltd.	5,849	-	100,000	2,581,774	(126,862)
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100,000	1,956,627	73,561
Banco Fininvest S.A.	8	2	100,000	1,581,681	19,558
Unibanco AIG Seguros S.A.	345,014	188,814	49,902	1,609,883	92,057
Banco Dibens S.A.	20,085,509	-	100,000	500,221	6,192
Unibanco Companhia de Capitalização	4,194	-	100,000	469,032	16,804
Banco Único S.A.	2,768,397	2,768,397	100,000	297,680	8,621
Unibanco Investshop Corretora de Valores Mobiliários e
Câmbio S.A.	8,060	4,955	100,000	180,831	5,620
Interbanco S.A.	24,455	-	99,999	197,782	18,871
AIG Brasil Companhia de Seguros	54,214	-	49,999	88,570	1,370
Jointly controlled companies (i)
Maxfácil Participações	11	-	49,986	188,590	3,194
Banco Investcred Unibanco S.A.– (PontoCred)	95	-	49,997	147,807	8,385
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50,000	23,228	1,291
Total
Main direct, indirect and jointly controlled subsiary
Companies invested by:
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19,293	869,561	31,583
Unibanco Cayman Bank Ltd.	26,340	-	100,000	598,958	(99,739)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99,999	146,216	2,433
Unicorp Bank & Trust Ltd.	1,750	3,250	100,000	39,592	8,980

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99,999	295,017	14,618
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99,999	48,027	3,430
UASEG Seguros S.A.	14,400		99,999	16,382	255
IRB – Brasil Resseguros S.A. (Note 24(c))	-	117	11,723	1,894,293	25,591

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	172	172	49,999	107,428	(343)

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61,414	869,561	31,583

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A.	8,883	6,218	51,000	3,274,563	55,498
Redecard S.A.	156,201	-	23,211	797,926	278,626
Fininvest Negócios de Varejo Ltda.	61,087,133	-	50,996	1,206,640	9,527
__________________

(i)	The percentage shown in the Consolidated column refers to the total percentage holding in the companies.

(1)
The Extraordinary Shareholders’ Meetings held in February 2008, approved the increase in capital, in the amount of R$3,000,001, represented by 306,764,252 common shares. The Brazilian Central Bank approved the increase in the capital in March 2008, being paid in the quarter in the amount of de R$1.500.000.

(c) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized		Amortization

	March 31,	December 31,	Quarter ended March 31.
	2008	2007	2008	2007
Hipercard	76,031	96,768	20,736	20,736
Hipercard Investimentos (1)	-	-	-	8,958
Maxfácil	58,432	62,707	4,275	4,275
Other	76,234	98,094	8,686	12,517
Total	210,697	257,569	33,697	46,486
__________________
(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged with the parent company and the goodwill balance in the amount of R$110,484 was fully amortized.

10. Fixed Assets

		Consolidated

	March 31,	December 31,
	2007	2007
Land and building	612,529	608,297
Other fixed assets	1,631,585	1,591,577
Accumulated depreciation	(1,388,466)	(1,356,796)
Total	855,648	843,078

11. Deposits

				Consolidated

	March 31, 2007		December 31, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	4,143,257	-	10,148,091	-
Savings deposits	10,600,112	-	10,505,892	-
Interbank deposits	1,431,771	-	1,149,031	-
Time deposits	11,372,930	14,562,391	10,558,290	13,012,861
Other deposits	94,805	-	130,590	-
Total	27,642,875	14,562,391	32,491,894	13,012,861

12. Resources from Securities Issued

				Consolidated

	March 31, 2007		December 31, 2007

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Mortgage notes	117,853	-	55,137	-
Real estate notes	461,894	272	417,806	208
Debentures	518,904	3,984,865	409,836	2,335,923
Securities abroad	909,719	250,842	1,063,543	318,150
Total	2,008,370	4,235,979	1,946,322	2,654,281

(a) The real estate notes are restated, being paid up to 91% of interbank interest rate and maturing up to July 2012.

(b) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to January 2023.

Debentures pledge schedules are restated, bearing interest up to 104.5% of interbank interest rate and fixed interest rate up to 13,0% with maturity up to January 2020.

(c) Securities Abroad - Euronotes

			Consolidated

		March 31,	December 31,
Maturity	Currency	2008	2007
Less than 3 months	US$	176,786	544,326
	EUR	5,771	4,740
	R$	84,170	182
		266,727	549,248
From 3 to 12 months	US$	237,243	219,029
	EUR	2,155	1,850
	R$	79,168	140
	YEN	314,375	283,080
		632,941	504,099
From 1 to 3 years	US$	56,781	71,215
	R$	183,095	213,800
		239,876	285,015
From 3 to 5 years	US$	-	4,397
		-	4,397
From 5 to 15 years	US$	5,664	23,066
		5,664	23,066
Total		1,145,208	1,365,825

The average interest of issues in foreign currency was 4.69% (December 31, 2007 – 3.20%) per annum.

(d) The other issues totaled R$15,353 (December 31, 2007 - R$15,868) with maturities up to August 2010 and an average interest rate of 5.30% (December 31, 2007 – 5.30%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 4.83% (December 31, 2007 – 5.05%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco Holdings and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from the the six-months ended June 30, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007, the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have, a remote or possible risk of loss in accordance with the opinion of legal advisors. On March 31, 2008, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$3,128,620 (December, 31 2007 - R$2,981,683), mainly: (i) Profit Participation Program – PIS and Tax and Social Security Financing – COFINS on interest on own capital in the amount of R$228,255 (December 31, 2007 -R$217,878) in Unibanco Holdings (ii) widening of the basis of calculation of PIS and COFINS by Law 9,718, in the amount of R$1,730,703 (December 31, 2007 - R$1,603,270); (iii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$383,591 (December 31, 2007 - R$384,011); and (iv) Social Contribution on Net Income of non-employees companies in the amount of R$142,626 (December 31, 2007 – R$140,088).

The tax claims considered as legal liabilities have, a remote or possible risk of loss in accordance with the opinion of legal advisors

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, at March 31, 2008, amount to R$966,520, net of tax effects, (December 31, 2007 – R$949,971) in Consolidated. These suits include disputes regarding:

(i) Deductibility of losses on credits receivables in the amount of R$150,316 (December 31, 2007 - R$169,175);
(ii) Collection of CPMF on leasing transactions in the amount of R$157,953 (December 31, 2007 - R$145,205);
(iii) Deductibility of goodwill on investments acquisitions in the amount of R$155,931 (December 31, 2007 - R$154,834);
(iv) Social security contribution on non remunerated earnings in the amount of R$97,937 (December 31, 2007 - R$93,551);
(v) Profit from foreign country taxation criteria in the amount of R$75,633 (December 31, 2007 - R$74,970);
(vi) Compensation request rejected – R$ 24.513; and
(vii) ISS taxation on leasing operations in the amount of R$20,948 (December 31, 2007 - R$20,598).

Provisions established and respective variations in the period ended March 31, 2008, are as follow:

	Parent Company		Consolidated

	March 31,	December 31,	March 31,	December 31,
Balance sheet	2008	2007	2008	2007
Tax litigation (1)	228,255	217,878	3,128,620	2,981,683
Labor litigation (2)	-	-	762,460	754,967
C ivil litigation (2)	-	-	596,238	573,146
Total	228,255	217,878	4,487,318	4,309,796
_________________
(1)	Allowance for tax contingencies
(2)	Sundry, recorded in other liabilities (Note 15 (c))

		Parent Company		Consolidated

			Quarter ended March 31,

Movements in the quarter	2008	2007	2008	2007
Balance at the beginning of the quarter	217,878	132,391	4,309,796	3,031,026
Increases	5,891	-	233,497	429,852
Releases	-	-	(19,413)	(385,645)
Interest/Monetary adjustment	4,486	3,783	54,120	75,247
Payments	-	-	(90,682)	(132,004)
Balance at the end of the quarter	228,255	136,174	4,487,318	3,018,476

15. Other Liabilities

				Consolidated

	March 31, 2008		December 31, 2007

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and
other contributions	2,158,779	-	104,513	-
Foreign exchange portfolio	3,278,126	477,844	2,519,480	496,258
Social and statutory	488,588	-	1,541,394	-
Allowance for tax contingencies	-	922,010	-	2,981,683
Taxes and social security	708,815	2,602,675	1,240,441	318,726
Negotiation and intermediation
of securities	2,567,986	155,495	1,766,622	111,084
Technical provision for insurance,
retirement and annuity products	10,615,462	693,755	10,414,381	641,112
Subordinated debt	25,434	6,673,041	14,906	5,742,046
Payable to merchants-credit card	4,079,027	-	4,346,399	-
Sundry	2,269,639	2,927,812	2,430,715	2,962,637
Total	26,191,856	14,452,632	24,378,851	13,253,546

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$3,612,852 (December 31, 2007 – R$3,218,737) of obligations for exchange purchased, R$1,740,951 (December 31, 2007 – R$1,450,135) of unsettled exchange sales and R$(1,598,212) (December 31, 2007 – R$(1,653,356)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2008	2007	2008	2007	2008	2007	2008	2007
Provision for unearned premiums	1,169,484	1,143,889	-	1	-	-	1,169,484	1,143,890
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	261,342	199,638	1,693	1,427	-	-	263,035	201,065
Mathematical provision
benefits to be granted	642,773	635,236	7,178,571	7,031,544	-	-	7,821,344	7,666,780
Mathematical provision
for benefits granted	4,964	6,501	444,135	430,585	-	-	449,099	437,086
Unsettled claims	521,752	545,348	12,741	7,000	-	-	534,493	552,348
Provision for draws
and redemptions	-	-	-	-	792,425	782,012	792,425	782,012
Other provisions	8,554	5,128	254,547	252,844	16,236	14,340	279,337	272,312
Total of technical provisions	2,608,869	2,535,740	7,891,687	7,723,401	808,661	796,352	11,309,217	11,055,493
Short-term	2,608,795	2,533,852	7,198,006	7,084,177	808,661	796,352	10,615,462	10,414,381
Long-term	74	1,888	693,681	639,224	-	-	693,755	641,112

(c) Subordinated debt

					Consolidated

			Remuneration	M arch 31,	December 31,
	Issue	Maturity	per annum	2008	2007
Step-up subordinated callable notes(1)	December 2003	December 2013	7.375%	345,432	347,486
Line of credit (2)	December 2004	December 2009	4.740%	267,353	266,195
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.700%	887,654	898,920
Subordinated time deposits (4)	December 2002	December 2012	CDI	509,529	495,355
Subordinated time deposits (4)	November 2003	November 2013	102% of CDI	74,933	73,013
Subordinated time deposits (5)	December 2006	December 2016	CDI + 0,47%	577,271	562,106
Subordinated time deposits (6)	May 2007	May 2012	103,9% of CDI	1,547,285	1,507,652
Subordinated time deposits (6)	July 2007	July 2012	CDI + 0,38%	456,045	444,168
Subordinated time deposits (6)	August 2007	August 2012	CDI + 0,38%	214,496	208,910
Subordinated time deposits (6)	August 2007	August 2014	CDI + 0,46%	53,652	52,244
Subordinated time deposits (6)	October 2007	October 2012	IGPM + 7,33%	316,641	300,857
Subordinated time deposits (6)	October 2007	October 2012	103,8% of CDI	97,838	95,288
Subordinated time deposits (6)	October 2007	October 2014	IGPM + 7,35%	36,138	34,335
Subordinated time deposits (6)	October 2007	October 2012	CDI + 0,45%	472,738	460,347
Subordinated time deposits (6)	December 2007	December 2014	CDI + 0,60%	10,351	10,076
Subordinated time deposits (6)	1st quarter 2008	1st quarter 2013	CDI + 0,60%	831,119	-
Total				6,698,475	5,756,952
Short-term				25,434	14,906
Long-term				6,673,041	5,742,046
___________________
(1)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4)	Subordinated time deposits can be redeemed from December 2007 and November 2008, respectively.
(5)	Subordinated time deposits can be redeemed from December 2011.
(6)	Subordinated time deposits can not be redeemed prior to contractual maturity.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,526,701 (December 31, 2007 – R$1,569,388); provision for labor and civil litigations in the amount of R$1,358,698 (December 31, 2007 - R$1,328,113); payable related to insurance companies in the amount of R$631,044 (December 31, 2007 - R$614,429), provisions for payroll and administrative expenses in the amount of R$712,656 (December 31, 2007 - R$974,841) and real estate financing credits to release in the amount of R$174,245 (December 31, 2007 – R$54,043).

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the period ended March 31, 2008, the company sponsor contributions totaled R$12,314 (2007 – R$8,197) in Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are in accordance with the limit established of 10%.

Up to March 31, 2008, the options activity was as follows:

Single Options

		Vesting		Exerciseprice
Insuance		period	Exercise	perUnit(R$)				Quantity

Nº	Date	until	perioduntil	(IPCA)	Granted	Exercised	Cancelled	Notexercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter	08.12.2007	08.11.2008	Up to 4,200	560,000	552,230	-	7,770
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	200,000	206,000	40,000
11th to15th	2nd quarter	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,362,002	1,244,000	857,998
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,635,861	2,065,321	1,524,818
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	280,000	120,000	200,000
21st to 23th	2nd quarter	04.13.2009	04.12.2010	Up to 7,016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter	09.20.2009	09.19.2010	Up to 7,649	1,560,000	146,668	20,000	1,393,332
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8,991	8,440,000	1,534,084	1,306,664	5,599,252
28th	2nd quarter	05.03.2010	05.02.2011	Up to 10,533	50,000	-	50,000	-
29th	3rd quarter	09.19.2010	09.18.2011	Up to 11,407	120,000	-	-	120,000
30th to 33rd	3rd quarter	08.30.2011	08.29.2012	Up to 16,667	630,000	-	280,000	350,000
34th and 35th	1st quarter2007	03.22.2012	03.21.2013	Up to 18,989	500,000	-	-	500,000
TOTAL					37,232,240	15,425,200	10,499,044	11,307,996

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after third quarter of 2004, was restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit price were adjusted in accordance with the issuance of bonus shares proposed in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
3rd quarter 2007	50	09.03.2012	1,213,904	1,213,904
4th quarter 2007	1	09.03.2012	12,904	12,904
1st quarter 2008	53	03.03.2013	1,579,552	1,579,552
TOTAL	104		2,806,360	2,806,360

The exercise price of these Bonus Units is linked to the achievement of the individual objectives maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

			March 31, 2008	December 31, 2007

	Outstanding shares	Treasury
		stocks	Total	Total
Common	553,735,904	-	553,735,904	553,735,904
Preferred	1,070,918,507	18,933,276	1,089,851,783	1,089,851,783

Total	1,624,654,411	18,933,276	1,643,587,687	1,643,587,687

Preferred shares carry no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per 20 (twenty) shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) it will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market. On March 31, 2008, the market value of Units was R$20.54.

Stocks issued by Unibanco and Unibanco Holdings are traded abroad in the form of Global Depositary Shares(GDSs).

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

In December 2007, the Board of Directors approved the payment of interest on capital to the shareholders in the gross amount of R$332,860 , comprising the interest on own capital related to the fourth quarter of 2007 in the amount of R$54,856, and interest on own capital related to the second half of 2007 in the amount of R$278,004,comprising R$0.2049 (R$0.1741 net of applicable tax) per common share and R$0.2049 (R$0.1741 net of applicable tax) per preferred share outstanding. The interest on own capital was calculated in accordance with article 9 of Law no. 9249/95, and the fiscal benefit by deductibility was R$113,172. The payment was on January 31, 2008.

The Unit had interest on own capital of R$0.4665 (R$0.3965 net of applicable tax), being R$0.2049 (R$0.1741 net of applicable tax) from Unibanco Holdings and R$0.2616 (R$0.2224 net of applicable tax) from Unibanco. The GDS had interest on capital of R$4.6646 (R$3.9649 net of applicable tax).

During the first quarter of 2008, was provisioned R$139,844 of interest on own capital, generating a fiscal benefit in the amount of R$47,547. The amount will be included in the minimum mandatory dividends of the year, net of applicable tax.

In March, 2008 the Board of Directors approved the payment of interest on capital to the shareholders in the amount of R$54,852, comprising the interest on own capital related to the first quarter of 2008, amounting to R$0.0338 (R$0.0287 net of applicable tax) per common share and R$0.0338 (R$0.0287 net of applicable tax) per preferred share outstanding. The interest on own capital was calculated in accordance with article 9 of Law no. 9249/95, and the tax benefit from the deduction was R$18,650. The payment was on April 30, 2008.

The Unit had interest on own capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	March 31,	December 31,
	2008	2007
Legal reserve	391,050	391,050
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	1,522,474	1,522,474
ii) Special dividends reserve	36,603	36,603
Statutory reserve to realize	276,723	276,723
Total	2,226,850	2,226,850

(d) Treasury stock

On February 13, 2008, the Board, of Directors of both Unibanco Holdings and Unibanco approved the acquisition of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s Executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Board of Directors.

In the repurchase program, shares of Unibanco Holdings are acquired by Unibanco, by utilizing revenue reserves, for subsequent exchange for its own shares.

During the quarter ended March 31, 2008, s per shares – Stock option program (Note 16(b)), the following changes in treasury stock occurred:

	March 31, 2008		December 31, 2007

	Quantity of	R$	Quantity of	R$
	shares	thousands	shares	thousands
Balance at the beginning
of the period	18,874,303	121,814	15,798,287	101,961
Treasury stocks exchanged	58,973	380	3,076,016	19,853
Balance at the end of the period	18,933,276	122,194	18,874,303	121,814

The average cost per share was R$22.36 per repurchased Units. The minimum and maximum price per share were R$20.27 and R$24.02, respectively.

(f) Changes in stockholders’ equity

March 31, 2008
Beginning balance	6,970,559
Revaluation reserve of subsidiary companies	(12)
Fair value adjustments - marketable securities and derivatives	(29,444)
Conversion of UBB stocks for Unibanco Holdings stock	(380)
Net income for the quarter	396,176
Interest on own capital proposed	(139,845)
Balance ended	7,197,054

18. Other Operating Income and Expenses

(a) Financial income

	Parent Company

	Quarter ended March 31,

	2008	2007
Monetary correction of income
receivable	13,313	7,989
Total	13,313	7,989

(b) Other operating income

	Consolidated

	Quarter ended March 31,

	2008	2007
Dividends/retained earnings received from other investments	90	2,302
Income System Fácil - Tamboré	2,228	4,835
Revenues from recovery charges and expenses	7,442	949
Other income - Redecard	4,964	26,357
Operating income from insurance companies	4,801	3,920
Contractual fire/Break of contract	13,121	3,588
Other	17,792	29,675
Total	50,438	71,626

(c) Other operating expenses

	Consolidated

	Quarter ended March 31,

	2008	2007
Provision for labor and civil litigations	120,551	131,814
Correspondent banks and commision expenses	62,620	21,144
Credit card, payments and extracts expenses	46,383	14,466
Operating losses	45,137	35,984
Amortization of goodwill on subsidiaries acquired	33,697	46,486
Expense related to checks and billing, net	29,317	24,420
Bonus, CPMF and bank preference	13,719	7,049
Reference file informations	13,035	11,668
Other	44,692	34,451
Total	409,151	327,482

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Parent Company

	December 31,			March 31,
	2007	Increase	Realization	2008
Other provisions not currently deductible	74,131	6,640	-	80,771
Subtotal	74,131	6,640	-	80,771
Deferred tax obligations	-	(4,747)	-	(4,747)
Net deferred tax assets	74,131	1,893	-	76,024
Deferred tax assets	74,131	-	-	80,771
Deferred tax liabilities	-	-	-	4,747

			Parent Company

	December 31,			March 31,
	2006	Increase	Realization	2007
Other provisions not currently deductible	44,998	651	-	45,649
Deferred tax	44,998	651	-	45,649
Deferred tax assets	44,998	-	-	45,649

			Consolidated

	December 31,			March 31,
	2007	Increase	Realization	2008
Allowance for credit losses	876,629	277,926	198,028	956,527
Other provisions not currently deductible	1,753,614	496,934	346,468	1,904,080
Tax loss and negative basis of social
contribution carry-forwards	377,357	123,289	66,863	433,783
Social contribution carry-forwards
(Provisional Measure 2158-35)	442,485	-	34,456	408,029
Subtotal	3,450,085	898,149	645,815	3,702,419
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	48,183	40,748	4,408	84,523
Deferred tax obligations	(276,869)	(170,207)	(11)	(447,065)
Net deferred tax assets	3,221,399	768,690	650,212	3,339,877
Deferred tax assets	3,498,268			3,786,942
Deferred tax liabilities	276,869			447,065

		Consolidated

	December 31,			March 31,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	185,992	151,585	724,182
Other provisions not currently deductible	1,166,574	314,528	348,847	1,132,255
Tax loss and negative basis of social
contribution carry-forwards	519,989	51,324	75,816	495,497
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	10,789	440,478
Subtotal	2,827,605	551,844	587,037	2,792,412
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	-	20,249	44,678
Deferred tax obligations	(91,041)	(45,108)	(24)	(136,125)
Net deferred tax assets	2,801,491	506,736	607,262	2,700,965
Deferred tax assets	2,892,532			2,837,090
Deferred tax liabilities	91,041			136,125

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On March 31, 2008, the expected realization of deferred taxes is as follows:

	Controladora			Consolidado

		Contribuição
		social
Exercício social	Total	(MP 2.158-35)	Outros	Total
2008	28,903	6,523	981,002	987,525
2009	5	27,924	757,356	785,280
2010	5	49,623	307,354	356,977
2011	51,858	27,604	708,596	736,200
2012	-	17,850	255,835	273,685
2013 to 2020	-	278,505	284,247	562,752
Total	80,771	408,029	3,294,390	3,702,419

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$70,273 in Parent Company and R$3,183,248 in Consolidated.

(b) Income tax and social contribution income (expenses)

		Parent Company		Consolidated

			Quarter ended March 31,

	2008	2007	2008	2007
Income before income tax and social
contribution, net of proft sharing	401,644	308,847	986,928	800,664
Income tax and social contribution expenses
at a rate of 25% and 9%	(136,559)	(105,008)	(335,556)	(272,226)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	138,922	108,030	(11,571)	(54,752)
Interest on capital paid , net	(7,750)	(4,713)	97,544	76,483
Permanent differences (net)	(81)	73	45,626	39,134
Income tax and social contribution for
the period	(5,468)	(1,618)	(203,957)	(211,361)

20. Commitments and Guarantees

	Parent Company		Consolidated

	March 31,	December 31,	March 31,	December 31,
	2008	2007	2008	2007
Co-obligation and risks for guarantees
provided	75,771	73,100	15,986,713	15,097,829
Assets under management (mainly mutual
investment funds)	-	-	62,468,747	54,806,571
Lease commitments	-	-	5	8

21. Related-Party Transactions (Parent Company)

	March 31,	December 31,
	2008	2007
Assets
Cash and due from banks	2	1
Financial application
• Debentures	56,199	63,472
• Interbank deposits	182,898	137,789
Interest on own capital	162,639	390,120
Liabilities
Sundry	4	5

	2008	2007
Revenues
Other operating income	9,247	21,427
Expenses
Personnel and other administrative expenses	8	9

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the quarterly information compared with the respective fair value are as follows:

				Consolidated

		2007		2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,551,227	6,565,405	6,558,641	6,585,467
Marketable securities	28,416,504	29,153,988	23,737,167	24,268,230
Lending operations	49,498,483	49,628,785	45,574,799	45,690,979

Liabilities
Interbank deposits	1,431,771	1,431,772	1,149,031	1,149,020
Time deposits	26,118,194	26,134,957	23,708,940	23,733,200
Mortgage notes	117,853	117,853	55,137	55,137
Debentures	4,503,794	4,525,717	2,745,759	2,751,709
Real estate notes	462,166	462,400	418,014	417,927
Resources from securities issued abroad	1,160,561	1,189,792	1,381,693	1,386,431
Derivatives, net	1,336,346	1,336,346	1,684,496	1,684,496
Subordinated debt (Note 15(b))	6,698,475	6,748,458	5,756,952	5,787,208
Other liabilities (Note 15(c))	1,526,701	1,549,034	1,569,388	1,574,774
Treasury stocks	122,194	194,445	121,814	233,381

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at March 31, 2008 on the São Paulo Stock Exchange.

23. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branch and subsidiaries include the accounts of the foreign branch (Unibanco Grand Cayman), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	March 31,	December 31,
Combined balance sheet	2008	2007
Assets
Current and long-term assets	24,701,322	22,072,256
Cash and due from banks	2,006,068	2,069,288
Interbank investments	1,743,046	2,192,542
Marketable securities	16,715,157	13,991,077
Interbank accounts	204,485	166,044
Lending and leasing operations	3,762,186	3,204,141
Other credits and other assets	270,380	449,164
Permanent assets	153,035	158,189
Total	24,854,357	22,230,445

Liabilities
Current and long-term liabilities	20,995,521	18,347,847
Deposits	4,852,833	4,225,116
Securities sold under repurchase agreements	1,852,562	2,442,837
Resources from securities issued	1,125,417	1,349,422
Interbank accounts	62,805	5,719
Borrowings and onlending	4,721,111	4,600,887
Derivative financial instruments	4,150,206	1,604,270
Other liabilities	4,230,587	4,119,596
Deferred income	23,310	6,922
Minority interest	3	3
Stockholders’ e quity	3,835,523	3,875,673
Total	24,854,357	22,230,445

	Quarter ended March 31,

Combined statement of income	2008	2007
Revenue from financial intermediation	249,142	392,294
Expenses on financial intermediation	(179,968)	(232,281)
Provision for credit losses	(4,847)	(1,646)
Services rendered	19,292	19,648
Salaries, benefits, training and social security
and other administrative expenses	(23,574)	(16,903)
Financial transaction and other taxes	(435)	(483)
Other operating income (expenses)	(8,501)	(15,888)
Operating income, net	51,109	144,741
Non-operating income, net	(888)	(939)
Income tax and social contribution	(12,482)	(2,991)
Minority interest	(1)	(1)
Net income for the quarter	37,738	140,810

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., and UASEG S.A.:

	March 31,	December 31,
Combined balance sheet	2008	2007
Assets
Current and long-term assets	12,874,632	12,592,819
Cash and due from banks	36,189	42,165
Marketable securities	10,793,084	10,522,174
Insurance credits and re-insurance	1,322,480	1,266,423
Other credits and other assets	722,879	762,057
Permanent assets	415,368	414,132
Total	13,290,000	13,006,951

Liabilities
Current and long-term liabilities	11,679,921	11,414,923
Technical provisions for insurance	2,608,869	2,535,740
Technical provisions for retirement plans	7,891,687	7,723,401
Insurance and re-insurance debts	-	641,523
Other liabilities	1,179,365	514,259
Deferred income	196	318
Stockholders’ e quity	1,609,883	1,591,710
Total	13,290,000	13,006,951

	Quarter ended March 31,

Combined statement of income	2008	2007
Retained premiums	1,047,880	984,445
Changes in technical reserves of insurance	(282,211)	(351,496)
Net claims incurred	(334,794)	(302,641)
Acquisition costs and other	(263,552)	(180,294)
Retained contributions income	166,177	232,726
Changes in technical reserves of private
retirement plan	(163,414)	(51,410)
Benefits and redemptions expenses	(8,988)	(95,807)
Other operating income	37,418	33,971
Other operating expenses	(53,864)	(39,729)
Salaries, benefits, training and social security	(36,265)	(29,214)
Administrative expenses	(37,876)	(39,756)
Financial transaction and other taxes	(17,120)	(13,432)
Activities income	53,391	147,363
Financial income	226,332	264,312
Financial expenses	(160,244)	(230,972)
Operating income, net	119,479	180,703
Non-operating income, net	(370)	986
Income tax and social contribution	(21,947)	(21,241)
Profit sharing	(5,104)	(6,691)
Net income for the quarter	92,058	153,757

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A., Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. and Empresa Brasileira de Captura de Transações Eletrônicas Ltda.:

	March 31,	December 31,
Combined balance sheet	2008	2007
Assets
Current and long-term assets	7,953,735	8,319,923
Cash and due from banks	1,281	7,424
Interbank investments	36,685	208,929
Marketable securities	157,980	144,478
Interbank and interdepartmental accounts	30,520	13,782
Lending operations	3,454,088	3,345,816
Deferred tax and prepaid taxes	693,174	697,788
Other credits and other assets	3,580,007	3,901,706
Permanent assets	278,376	301,630
Total	8,232,111	8,621,553

Liabilities
Current and long-term liabilities	5,754,750	6,294,630
Deposits	878,975	857,227
Borrowings and onlendings	124,327	125,842
Resources from securities issued	176,659	182,562
Interbank and interdepartmental accounts	136	139
Derivative financial instruments	291	-
Taxes, social securities and provision for litigation	456,097	456,097
Other liabilities	4,118,265	4,672,763
Minority interest	335,530	323,343
Stockholders’ e quity	2,141,831	2,003,580
Total	8,232,111	8,621,553

	Quarter ended March 31,

Combined statement of income	2008	2007
Revenue from financial intermediation	667,489	534,222
Expenses on financial intermediation	(32,238)	(43,815)
Provision for credit losses	(205,824)	(110,775)
Services rendered	218,730	130,592
Salaries, benefits, training and social security
and other administrative expenses	(214,019)	(189,464)
Acquisition costs and other	(68,742)	(55,435)
Financial transaction and other taxes	(71,904)	(46,236)
Other operating income (expenses)	(84,319)	(87,973)
Operating income, net	209,173	131,116
Non-operating income, net	19,073	3,433
Income tax and social contribution	(73,138)	(51,306)
Profit sharing	(4,689)	(5,587)
Minority interest	(12,187)	(7,260)
Net income for the quarter	138,232	70,396

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A., Fininvest – Negócios de Varejo Ltda., Microinvest S.A. – Sociedade de Crédito a Microempreendedor (82.4%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários, Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A.:

	March 31,	December 31,
Combined balance sheet	2008	2007
Assets
Current and long-term assets	5,628,663	5,827,056
Cash and due from banks	7,109	4,902
Interbank investments	341,854	397,262
Marketable securities	1,164,763	1,126,775
Interbank and interdepartmental accounts	23,858	38,918
Lending operations	2,432,136	2,382,809
Other credits and other assets	1,658,943	1,876,390
Permanent assets	162,585	167,961
Total	5,791,248	5,995,017

Liabilities
Current and long-term liabilities	2,702,324	2,940,759
Deposits	1,385,438	1,407,776
Interbank and interdepartmental accounts	5,656	2,310
Borrowings	993	1,336
Other liabilities	1,310,237	1,529,337
Deferred income	12,137	12,137
Minority interest	214,567	213,108
Stockholders’ e quity	2,862,220	2,829,013
Total	5,791,248	5,995,017

	Quarter ended March 31,

Combined statement of income	2008	2007
Revenue from financial intermediation	437,849	398,992
Expenses on financial intermediation	(35,204)	(39,452)
Provision for credit losses	(168,320)	(143,465)
Services rendered	133,122	114,494
Salaries, benefits, training and social security
and other administrative expenses	(205,952)	(210,756)
Acquisition costs and other	(13,332)	(10,990)
Other operating income (expenses)	(49,881)	(38,442)
Financial transaction and other taxes	(36,689)	(36,140)
Operating income, net	61,593	34,241
Non-operating income, net	-	(863)
Income tax and social contribution	(19,340)	1,730
Profit sharing	(7,354)	(1,609)
Minority interest	(1,621)	475
Net income for the quarter	33,278	33,974

24. Other Information

(a) Assets leased to third parties, in the amount of R$10,829,354 (December 31, 2007 - R$9,105,238), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$10,160,009 (December 31, 2007 - R$8,624,846) and the residual value received in advance from these lessees amounts to R$4,289,833 (December 31, 2007 - R$3,578,709), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account of their nature of the activity. At December 31, 2007, the insurance coverage on properties and other assets in use totaled R$845,786 (December 31, 2007 - R$714,180) in Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly informations during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

  Classification and mark-to-market criteria of the financial instruments (Note 5);
  The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments as described in Note 22;
  Classification in the stockholders’ equity of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, as directed by CPC – Accounting Pronouncements Committee standards no.2, approved by CVM Deliberation no. 534 of January 29, 2008;
  Measurement at cost, as from the first quarter ended on March 31, 2008, of permanent asset investments represented by preferred shares with no significant influence, as described in Note 11;
  Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM nº 527 of November 1, 2007;
  Disclosure of stock-based compensation, as in Note 16; and
  Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:

  Decision about the mantainance of the subsidiary companies´ revaluation reserve until the end of six- month period ended June 30, 2008;
  Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published;
  Valuation and accounting of stock option plans to be ruled by CVM;

Management will recognise the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) The Provisional Measure (M.P.) no. 413, of January 3, 2008, regulated by Federal Internal Revenue Department normative instruction no. 810/2008, increased the rate of the Social Contribution on the Net Income – CSLL of the financial sector from 9% to 15% of the taxable income. This Provisional Measure shall result in an increase in payments related to the Social Contribution on the Net Income generated as of May 1, 2008, which impacts on CSLL expense as well as the tax credits already recorded (Note 19). The Provisional Measure must be submitted to the appreciation of the National Congress, within regulatory terms, and there is also exists a Direct Claim of Unconstitutionality at the Supreme Court. If Supreme Court declares its unconstitutionality, its effects shall be annulled and the corresponding tax credits shall be realized at the 9% rate. On March 31, 2008, no tax credits were recorded related to the increase in the social contribution rate, which corresponds to an amount of R$492,500, net of deferred liabilities. This amount shall be recorded when there are effective realization perspectives, according to studies and analyses carried out by the management in compliance with the Bacen rules.

(e) Compulsory deposit

The Brazilian Central Bank determined through Circular no. 3,375/08, a compulsory liquidity reserve deposit on interbank deposits of leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March 2008, with a progressive increase up to 25% by January 2009.

25. Subsequent Event

On April 2008 Unibanco concluded the issue of a sindicated loan in the amount of US$210 million, with maturity up to 5 years. In the same period, Unibanco concluded another issuance under securitization program in the amount of US$200 million, with final maturity of 7 years, with a 2-year grace period, through an international private market placement.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
DATE – MARCH 31, 2008
COMMENTS ON PERFORMANCE FOR THE QUARTER	Corporate Legislation

Brazilian Economy

The macroeconomic figures remained favorable in the first quarter of 2008, despite the high volatility in the financial markets caused by the uncertainties related to the American economy and the banking sector crisis. Economic activity continued its acceleration process during the 1Q08. In February, according to IBGE, the retail sales presented a result in line with the positive trend of the sector, growing 0.62% from December 2007, discounted the seasonal effects.

The loans to GDP ratio reached 34.9% in the end of February. There was a deterioration of the inflation scenario during the quarter, in a similar way verified in the 4Q07. The price increases were spread among diverse inflation groups, but the main contribution came from the food sector, which accelerated again in the period. Given the worse inflation scenario, Central Bank maintained the Selic rate (11.25%) in the quarter, and raised it by 50 b.p. to 11.75% in April, beginning a new cycle of interest rate increase. In 1Q08, cumulative inflation (measured by IPCA) was 1.5%, up from 1.4% in the previous quarter, but in line with the Central Bank target.

The debt to GDP ratio reached 41.2% in the end of March, a drop when compared to 42.8% verified in the 4Q07. The public sector primary surplus amounted to 4.5% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The international scenario presented very high volatility, which reduced the appetite for emerging market assets. The Embi+BR ended 1Q08 at 279 basis points, 57 basis points up when compared to 4Q07. The trade balance was US$2.8 billion in 1Q08, below the US$9.1 billion in the 4Q07. The strong domestic demand accelerated the imports, which was the main reason for the trade balance deterioration in the period.

Despite the worsening in the sovereign risk, the Real currency appreciated 1.3% against the US-dollar in the quarter. The Central Bank, according to the reserve accumulation policy, continued to do the US-dollar repurchase auctions, increasing the level of the Brazilian international reserves, which ended the 1Q08 at US$195.2 billion, above the US$180.3 billion registered in the 4Q07.

The Brazilian economic perspectives for 2008 remain favorable, maintaining the accelerated GDP growth – once again boosted by the domestic demand – and the maintenance of solid fiscal and external fundamentals. Additionally, Standard & Poors’ upgraded to investment grade the Brazilian sovereign long-term debt rating, denominated in foreign currency. As a consequence, it is likely to have a higher flow of foreign investments in Brazilian financial assets which reduces the Brazilian companies’ cost of funding and also elevates their market capitalization. However, it is worth mentioning that the risks which follow this scenario should not be ignored: in the international panorama, the possibility of a slowdown in commerce and capital flows, due to the deceleration of the American economy, can contribute to smaller growth rates in Brazil. On the domestic side, the higher inflation rates caused by demand pressures led to a new cycle of increase in the Selic rate.

Performance

Unibanco Holdings

Unibanco Holdings S.A. net income reached R$396.2 million in 1Q08. Stockholders’ equity stood at R$7,197 million, and annualized ROAE was 24.3% for the 1Q08, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP). The company is disputing these taxes and has already obtained favorable decision in the lower courts. The provision established for this contingency amounted to R$228 million as of March 31, 2008.

The investments of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Assets

Unibanco’s total assets reached R$156.2 billion, a 35.6% annual increase. This evolution is explained mainly by the R$19.2 billion increase in total loans, mostly in payroll loans, auto loans, credit cards and SME. Annualized return on average assets (ROAA) was 2.0% in 1Q08.

Credit Operations

In the last 12 months, the Retail loan portfolio increased 49.0%, with highlight to the 94.6% growth in auto loans, 42.8% in payroll loans (own origination), 49.6% in SME and 39.2% in credit cards.

In 1Q08, the Retail portfolio reached R$40,711 million, influenced by a 10.8% increase in auto loans, 13.8% in mortgages and 7.5% in SME. The consumer credit companies portfolio, segment comprised of credit card operations and consumer finance companies, remained stable, despite the seasonality impact in the period.

The Wholesale loan portfolio grew 29.3% in the last 12 months and 12.6% in the quarter, despite the US dollar depreciation of 14.7% and 1.3% in the respective periods. Such evolution is a result of an increasing demand from large companies for funds in the local market, mainly due to the lower liquidity in the international market. The US dollar-denominated credit portfolio represents approximately 38% of the Wholesale loans.

The total loan portfolio increased 7.7% in the quarter, reaching R$66,153 million in March 2008. In the past 12 months, Unibanco’s total loans increased 40.7%, higher than the Brazilian Financial System (31.1%), especially in the individuals portfolio, with a 48.0% increase.

The SME’s products portfolio comprises accounts receivable financing, overdraft, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$4,879 million, reporting a 98.3% growth when compared to March 2007. The payroll loans own portfolio grew 42.8% in the past 12 months. The distribution channels in this segment comprise dealers (including Fininvest), branch network and partnerships. Unibanco’s payroll loans mix distinguish from the market, with higher participation of loans to the private sector, segment with a higher growth perspective in Brazil.

Auto Financing

Unibanco operates nationwide in the auto financing segment and serves the car dealers network of all automobile manufacturers in the country. Auto loans grew 10.8% in the quarter and 94,6% in the past 12 months, reaching R$9,749 million on March 31, 2008.

With a distinctive strategy in auto financing, focused in new vehicles, Unibanco is consistently increasing its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 6,0% in 1Q07 to 8,5% in 1Q08.

Home Financing

The mortgage loan portfolio totaled R$1.9 billion on March 31, 2008, up 25.0% in the past 12 months and 13.8% in the quarter, representing 18.2% of savings deposits and 2.9% of total loan portfolio. Unibanco increased its focus in Home Financing and intensified its relationship with homebuilders and brokers, in line with growth expectations for upcoming years in Brazil.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2008 surpassed R$3 billion, or 4.6% of the total loan portfolio, as follows:

•	R$1,229 million related to overdue credits, in compliance with Resolution 2,682;
•	R$854 million for falling due credits, in compliance with Resolution 2,682;
•	R$968 million based on percentages above those required by the regulatory authority, and significantly higher than the R$598 million registered in March 2007.

The total amount of R$968 million of additional allowance for loan losses, above the required by Resolution 2,682, represents 31.7% of total allowance for loan losses.

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continued improvement in the credit portfolio quality. In March 2008, the balance of credits rated as AA to C made up 95.5% of the total loan portfolio, up from 93.8% in March 2007.

Allowance for loan losses over the credits rated E to H stood at 131% on March 31 2008, above the 116% verified in March 2007.

Allowance for loan losses as a percentage of overdue installments reached 134% on March 31, 2008, conveying the loan portfolio strength.

The allowance for loan losses relative to total Wholesale loan portfolio was 0.5% in March 2008, down from 1.0% in March 2007. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 5.7% in March 2008, in line with the better credit quality in certain portfolios of this segment.

In 1Q08, required provision stood at R$591 million, a R$66 million increase compared to 1Q07 – as a consequence of the loan growth during 2007. As a prudent measure and considering the significant loan growth in the last 12 months, Unibanco’s management decided to constitute R$39 million of additional provision in the quarter. Provision for loan losses in 1Q08 was R$630 million – above the R$505 million of total net write-offs.

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$170 billion in March 31, 2008, R$62,469 million of which are assets under management.

It is worth mentioning the evolution of demand deposits in December 2007, influenced by the CPMF tax extinguishment, which caused the postponing of financial resources transfers.

The debentures, an alternative funding instrument for time deposits, increased 79.9% in the last 12 months and 25,0% in the quarter, despite the Central Bank new regulation establishing reserve requirements over some investments from leasing companies. The increase in the quarter is explained by funds raised through collateralized debentures, which had been issued in previous quarters.

The balance of time and interbank deposits presented a 15.3% growth in the quarter, partially impacted by the CPMF tax extinguishment and the Central Bank new regulation mentioned above.

The increase in Unibanco’s total funding was 43.4% in the last 12 months, above the total loan portfolio growth in the same period.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, borrowings and onlendings, and subordinated debt.

Foreign currency funding reached R$19,052 million in March 2008, with a growth of 25.9% from March 2007. Such evolution was mainly driven by the time deposits, import and export financing lines growth and foreign currency borrowings.

In April 2008, Unibanco has closed a US$210 million syndicated facility. The loan has a total tenor of up to five years and the funds will be used to finance the working capital and trade finance needs of our corporate customers.

Unibanco has closed another transaction in April this year, the issuance of US$200 million with seven years of final maturity and two years of grace period, as private placement in the International Market. The resources drawn will be backed by notes issued under the Receivables Securitized ("Securitization Program").

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	14.7	13.3

Changes in risk weighted assets	(0.9)	(3.5)

Changes in market risk coverage - interest rates	-	-

Changes in market risk coverage - foreign exchange rate	(0.3)	1.1

Reference equity growth	0.9	3.5

Tier I	0.4	1.6

Tier II	0.5	1.9

BIS Ratio on March 31, 2008	14.4	14.4

Unibanco’s BIS ratio, as of March 2008, reached 14.4% above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of March 31, 2008:

	Reference Equity
	(R$ million)	BIS ratio(%)

Tier I	12,243	10.0

Tier II	5,439	4.4

Total	17,682	14.4

The fixed asset ratio was 36.3% in March 2008, significantly lower than the maximum of 50% allowed by the Central Bank.

R$ million
Fixed asset ratio	March 2008

Adjusted permanent assets (A)	6,413

Adjusted stockholders' equity (B)	17,660

Fixed asset ratio (A/B)	36.3%

Efficiency

Unibanco counts with the Operational Efficiency unit to improve management practices in all levels of the organization. The model is similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution. The graph below shows the evolution of both the efficiency and the cost to average assets ratios.

As a consequence of operational efficiency management, the efficiency ratio reached 45.3% in 1Q08 vis-à-vis 48.6% verified in 1Q07, a 333 b.p. improvement. In the same period, the cost to average assets ratio also favorably decreased from 5.0% to 3.8% .

Retail

In March 2008, Unibanco’s Retail segment had exceeded 29 million clients throughout the country, a 10.7% growth from March 2007.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

Auto loans grew 10.8% in the quarter and 94,6% over the year, reaching R$9,749 million on March 31, 2008. With a distinctive strategy in auto loans, focused in new vehicles, Unibanco is increasing consistently its market share in terms of financed units. In the new cars segment, Unibanco’s market share rose from 6.0% in 1Q07 to 8.5% in 1Q08.

Payroll loans portfolio reached R$4,879 million, reporting a 98.3% growth when compared to March 2007. Own portfolio reached R$1,779 million, a 42.8% increase in the year. Such evolution is explained by the intensive offering of this product to clients from the commercial bank and portfolio origination efforts through dealers (including Fininvest), besides the partnerships established.

Given expectation of growth over the next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders, real estate developers and brokers in the country. The mortgage loan portfolio totaled R$1.931 million on March 31, 2008, a 25.0% annual growth.

As a result, total retail loan portfolio surpassed R$40 billion, of which R$27,108 million are represented by individuals, with 48.0% evolution in the year.

Unibanco closed out the year with a network of 952 branches and 283 corporate-site branches.

In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. The first new branches will be in operation in the second half of 2008.

SME

The SME segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, auto financing, home financing, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SME loan portfolio totaled R$13,603 million in March 31, 2008. Excluding auto loans and mortgage loans, the total portfolio was R$9,729 million, 7.5% evolution in the quarter and 49.6% over the year. The continuous increase in products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (Unibanco’s participation of 23.2%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as Unibanco’s partnerships with Ipiranga Group and Banco Cruzeiro do Sul. These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipercard and Redecard. Together, these companies posted a R$210 million net income in the quarter, 11.1% growth when compared to 1Q07. It is important to mention the impact of the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in 3Q07. The results from Redecard are proportionally consolidated in Unibanco’s financial statements according to its participation in the company.

The credit portfolio posted a 39.2% growth over the past 12 months, amounting to R$6,887 million in March 2008. The 0,2% variation in the quarter is explained by seasonal factors.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card.

The combined billings of Unicard and Hipercard - measured by the total of cardholders’ charges and cash withdrawals – reached R$7,292 million in 1Q08, which represents a growth of 33.2% from the same period of last year.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s Consumer Finance Companies. The credit portfolio totaled R$3,351 million in March 2008, a 19.8% increase in the year and a 1.6% reduction in the quarter, due to seasonal effects. In the last 12 months, the growth is due to the expansion in consumption through private-label cards and Fininvest’s portfolio origination in the payroll loan segment. Business results reached R$39 million in the quarter.

Fininvest had 596 fully-owned stores, mini-stores and kiosks, and more than 13 thousand points-of-sale as of March 2008. At the same date, LuizaCred had 393 points-of-sale while PontoCred had 435.

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and capital markets operations, besides strong funding growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$1.268 million in 1Q08, with a 12.4% market share, maintaining its 3rd place in the BNDES overall ranking. During 1Q08, Unibanco also disbursed R$331 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$25,442 million in March 2008, up 12.6% in the quarter. This expansion is a result of the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

During 1Q08, Unibanco was the lead coordinator of the secondary offering of Redecard S.A. in the amount of R$1,217 million.

Recently, Unibanco announced the new Investment Banking structure, which will report to the Presidency and will handle origination, structuring, distribution, and research. The new structure will enlist two new executives: Eleazar de Carvalho Filho, who will be the head of the Investment Bank and will be a member of the Executive Committee, and Eduardo Gentil, both with extensive experience in the Brazilian and international financial sectors.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$93 million in 1Q08. Operating income reached R$49 million in the quarter, a 44.1% growth when compared to 4Q07. When compared to the same period of last year, such evolution was 40.0%, mainly due to the 21.6% increase in premiums earned. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,405 million in 1Q08.

Consolidated technical reserves reached R$10,550 million at the end of the quarter, up 20.8% from March 2007.

The reduction in the Selic interest rate during past years impacted Unibanco AIG’s strategies, which focused on operating income growth, reaching a ratio of operating income over net income above the insurance market average.

The loss ratio was 43.6%, a 372 b.p. improvement in 1Q08 when compared to 1Q07. The combined ratio reached 93.5% in 1Q08, a 191 b.p. improvement from 4Q07, and significantly better than the industry average.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 7.1% market share (as of February 2008).

Unibanco AIG Seguros is the leader in the following segments: D&O (Directors and Officers), engineering risks, facultative risks, aeronautics risks, and extended warranty products. At the aeronautics risks segment, Unibanco has an important position, with 45.7% market share.

With a strategy of intensifying its participation in the consumer segment, Unibanco AIG extended its product offering to the branch network and retailer network, focusing on more profitable products, improving its operational result. To support this strategy and diversify its distribution channels, Unibanco AIG established partnerships with large retailer networks.

Net income from the private pension business in 1Q08 was R$24 million. In the quarter, revenues were R$377 million and technical reserves reached R$7,892 million, up 19.6% from 1Q07.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues, up to February 2008. The company ranked 2nd in sales of corporate pension plans, with R$96.5 million in sales and a 13.5% market share, according to Fenaprevi, up to February 2008.

Unibanco AIG serves more than 1,450 corporate clients and more than 875 thousand individual clients.

Wealth Management

Unibanco Asset Management

Unibanco Asset Management (UAM) ended March 2008 with R$62,469 million in assets under management, up 13,7% in the quarter and 37.0% in the last 12 months. Its market share as of March 31, 2008 stood at 5.3%, compared to 4.7% in December 31, 2007 (source: Anbid).

It is worth mentioning the evolution in the Corporate segment, mainly due to the Petrobras FIDC increase in assets under management of R$8.5 billion during 1Q08, closing the quarter with a balance of R$11 billion, and being the largest FIDC in Brazil. According to Anbid, UAM increased its market share in the Corporate segment to 11.1% in March 2008, from 4.1% in December 2007.

UAM focus its efforts on increasing the offering of high value-added products such as credit risk, multi-markets, off-shore and equity funds.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to third-party asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

The funds UAM manages have received several awards from the magazines Guia Exame, Valor Invest (Fixed Income and Equity Top Management), GazetaInveste and Investidor Institucional. The most recent award is as The Best Fixed Income Fund, granted to Unibanco Private Social FI Fund – Fixed Income, by GazetaInveste magazine, in March 2008.

Unibanco Private Bank

Unibanco Private Bank is expanding its commercial team and intensifying its efforts Brazil wide. During 1Q08, the funding raised was 100% higher than during the same period in the previous year. The strategy focused on clients counseling and larger offering of high value-added products has contributed to the 35% growth of assets under management in March 2008 from March 2007.

During 1Q08, Unibanco Private Bank maintained the strategy of an efficient cost management and investments in technology and infrastructure.

Aiming at continue extending the offering of distinctive products and solutions to clients, Unibanco Private Bank launched its new office in Luxembourg with improvements in infrastructure and in customer assistance.

Performance

Financial Margin

The financial margin before provision for loan losses was R$2,840 million in 1Q08, up 18.0% from the same period last year and surpassing the amount in 4Q07. This evolution is mostly explained by a higher credit volume.

The financial margin after provision for loan losses reached 6.0% in 1Q08. The provision for loan losses to gross financial margin ratio was 22.2% in 1Q08, compared to 21.8% in 1Q07.

Fee Income

Total fees increased 11.6% in 1Q08 from 1Q07, excluding the revenues from Redecard. Unibanco reduced its participation in Redecard (from 31.9% to 23.2%) in its IPO during 3Q07. Fees from Redecard are proportionally consolidated according to Unibanco’s participation in the company.

Total fees reached R$914 million in the quarter, up 9.3% when compared to 1Q07, with highlight for the 32.2% increase in credit cards fees, influenced by the growth in the number of cards issued.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 3.4% decrease in 1Q08 from 4Q07. This reduction reflects, mainly, the efficiency gains and the seasonal effects in the period.

In 1Q08, considering companies under Unibanco’s direct management, personnel and administrative expenses increased 7.5% when compared to 1Q07, largely due to the Retail business expansion, with highlight for credit card segment, and the impact of the wage increase arising from the collective bargaining agreement of September 2007.

Considering only the companies under Unibanco’s direct management, personnel expenses were practically flat in 1Q08 vis-à-vis 4Q07, and posted a 14.0% growth when compared to 1Q07, mainly influenced by the increase in the number of employees (from 33,203 in March 2007 to 34,542 in March 2008), the business expansion, and the wage increase.

The other administrative expenses of companies under Unibanco’s management posted a 3.1% increase in 1Q08 from 1Q07, below the inflation rate of 4.73% for the period, despite the client base growth and the increase in volume of transactions due to the expansion of the Retail segment activities. In comparison to 4Q07, these expenses posted a 6.0% decrease in 1Q08, mainly explained by the efficiency gains and the seasonal effect in the period.

Corporate Governance

Stocks

Unibanco’s GDSs (UBB) gained 33% over the past 12 months. In the Brazilian market the Units (UBBR11) gained 17%. The graph below traces the stocks’ performance in both domestic and international markets over the periods specified:

This year, Unibanco celebrates 40 years of listing in Bovespa.

Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange and maintained the leadership in financial trading volume among Brazilian Banks. It is worth mentioning that Unibanco’s GDS (UBB) is the only ADR level III among Brazilian banks.

In 1Q08, the GDSs’ average daily trading volume reached R$362.5 million. In Bovespa, the Units’ average daily trading volume was R$105.2 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

The table below features the Units’ weighting in each of these stock indices, according to the latest four-month revision:

Index	Weight (%)
May to Aug-08

Ibovespa	2.782

IBrX-50	3.067

IBrX-100	2.756

IGC Corporate Governance Index	2.900

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization was valid for 12 months from February 15, 2008, and the acquisition of the shares was made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

During the new program, 1,859,700 Units were already repurchased at an average acquistion price of R$21.63.

The table below shows the amount of repurchased shares, as well as the average acquisition price per Unit during 2008:

		Average
Stock Repurchase Program	Amount in Units	Price
		R$/Unit

Repurchase in 1Q08	2,597,300	22.65

Repurchase in April 2008	1,359,700	21.38

Total repurchased in 2008	3,957,000	22.21

Market Capitalization

Unibanco market capitalization is R$35.1 billion, estimated on the Unit (UBBR11) closing quotation of R$25.12, May 7, 2008.

Interest on Capital Stock and Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on Capital on April 30, 2008, according to the amounts specified in the table below:

				R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920

Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

A Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Ratings

Recently, Standard & Poors’ upgraded the long-term foreign-currency rating of Unibanco to investment grade.

Guidance

The information presented in this section is based exclusively in Unibanco’s management expectations about the future of the business. These estimates can be different than reality as a result of change in market conditions, regulatory environment, competition, sector performance and the Brazilian economy, among other factors, and, therefore, are subjected to changes.

The following table presents the growth expectations for some Financial Statement items, which impact Unibanco’s results. Any change in this guindance will be reported to the market.

Guidance 2008	Δ%
2008/2007

Loan portfolio	20 - 25%

Wholesale	10 - 15%

Retail	25 - 30%

Fee income	8 - 13%

Personnel and Administrative Expenses	7 - 12%

Macroeconomic Estimates

The table below demonstrates the Unibanco’s Economic Research projections for the main macroeconomic indicators.

Macroeconomic Outlook	2008

GDP growth	4.8%

Exchange rate R$/US$ (year end)	1.75

SELIC Interest rate (year end)	13.25%

IPC A (consumer price index)	4.9%

Sustainability

IFC Credit Line

In April 2008, Unibanco and IFC (International Finance Corporation – the financial member of World Bank Group), signed an agreement to establish a line of credit to help develop Unibanco’s clients’ sustainability-oriented business activities, such as financing of cleaner production, renewable energy, and sustainable construction. This US$75 million-equivalent credit line is the fourth IFC project with Unibanco and the first that focuses on sustainability. The project is the first sustainability-related transaction with a domestic-owned bank in Brazil.

Brazilian companies are becoming increasingly aware of the need to grow in an environmental and socially sustainable manner. The deal that was signed with IFC will enable Unibanco to meet its clients’ growing demands for funding of sustainability-related expenditures.

Unibanco has been developing concrete actions related to sustainability. In 2007 Unibanco has established its Sustainability department and its Sustainability Committee, that reports directly to the Board of Directors. The new partnership with IFC, which fosters the development of sustainability related projects, reaffirms Unibanco’s commitment to promote healthy development practices, considering social, environmental and sustainability aspects in its core business operations.

Quality in Assistance

Clients Committee

Unibanco always invests in improving the quality of the clients’ assistance by paying attention to their needs, complaints and suggestions.

In May 2008, a new mandate of the Clients Committee will start. Unibanco’s Clients Committee has been a pioneering initiative since its creation in 2005, and consists of a meeting, every three months, between clients and Unibanco’s executives, and in some of the meetings Unibanco’s CEO is also present to discuss issues that impact the service quality.

The meetings happen in São Paulo and in Rio de Janeiro, and the members are chosen by draw, considering the clients that contributed the most with suggestions in the distribution network.

In 2007, Unibanco’s Clients Committee was awarded by ABRAREC (Brazilian Client-Company Relations Association) in the category Winning Relationship Strategies.

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33.700.394/0001-40	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58.15
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 98.64
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 1,624,654,369
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 1,624,713,342

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION – ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – March 31, 2008

OTHER MATERIAL INFORMATION FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect in March 2008:

		Common hares/quotas		Preferred shares		Total

	Shareholders’
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	525,398,056	94.88	385,284	0.04	525,783,340	31.99
- Treasury stocks		-	-	18,933,276	1.74	18,933,276	1.15
- Others		28,337,832	5.12	1,070,533,223	98.22	1,098,871,055	66.86
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco Holdings S.A. in March 2008:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%

Controller	525,398,072	94.88	385,284	0.04	525,783,356	31.99

Management
Board of directors	28,337,826	5.12	4,881,563	0.45	33,219,389	2.02
Board of officers	-		708,402	0.06	708,402	0.04

Treasury stocks	-	-	18,933,276	1.74	18,933,276	1.15

Other shareholders	6	-	1,064,943,258	97.71	1,064,943,264	64.80

Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

Outstanding shares (**)	6	-	1,064,943,258	97.71	1,064,943,264	64.80
____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 4,881,563 Units. The amount recorded of preferred shares of the Board of Officers is composed by 20,800 preferred shares and 687,602 Units.
(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The audit board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. in March 2007:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%

Controller	513,067,636	92.66	385,284	0.04	513,452,920	31.24

Management
Board of directors	28,337,828	5.12	5,226,635	0.48	33,564,463	2.04
Board of officers	-	-	542,888	0.05	542,888	0.03

Treasury stocks	-	-	14,694,769	1.35	14,694,769	0.89

Other shareholders	12,330,440	2.22	1,069,002,207	98.08	1,081,332,647	65.80

Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

Outstanding shares (**)	12,330,442	2.22	1,069,002,207	98.08	1,081,332,647	65.80
____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 5,226,635 Units. The amount recorded of preferred shares of the Board of Officers is composed by 542,888 Units.
(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The audit board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on March 31, 2008 Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers less than the level of 5% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco Holdings and Unibanco meets the principles of safeguarding the independence of its Auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer